SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA SIDERÚRGICA NACIONAL
Publicly-Held Company
Corporate Taxpayers’ ID (CNPJ/MF) # 33.042.730/0001 -04
Corporate Registry ID (NIRE) # 3330001159-5

CALL NOTICE FOR
GENERAL SHAREHOLDERS’ MEETINGS AND
EXTRAORDINARY SHAREHOLDERS’ MEETING

The Shareholders of Companhia Siderúrgica Nacional are hereby called to (i) General Shareholders Meeting, to be held on April 28, 2006, at 11:00 a.m., and (ii) Extraordinary Shareholders Meeting, to be held on the same date, April 28, 2006, at 11:30 a.m., in the head office of the Company, located at Rua São José 20, Grupo 1602, Centro, Rio de Janeiro – RJ, to deliberate on the following Agenda:

In General Shareholders’ Meeting:

1. To examine the management’s accounts, analyze, discuss and vote on the Financial Statements and Management Report, related to the fiscal year ended on December 31, 2005;

2. To ratify the payment of dividends at R$936,814,710.14 approved by the Board of Directors on January 31, 2006;

3. To deliberate on the management proposal for net income destination referring to the fiscal year of 2005 at R$1,878,757,552.24 and from revaluation reserve at R$ 245,525,606.05.

4. To elect the members of the Board of Directors;

5. To fix the global remuneration for the managers.

In Extraordinary Shareholders’ Meeting:

1. To deliberate on the proposal presented by management bodies concerning the Company’s acquisition of Companhia Metalúrgica Prada (“Prada”).

2. To authorize the company’s managers to take any and all actions applicable for trading and for the conclusion of Prada’s acquisition, under the terms of the aforementioned proposal, including signatures from agreements, deals or any other documents concerning the acquisition and/or capitalization of retained credits from Prada.

3. To analyse and deliberate on the Bylaws’ amendment proposal aiming at (i) to amend the number of members of the Board of Directors and of the Executive Officers; (ii) to change the wording from articles 17 and 21, Chapter IV of the Company’s Bylaws; (iii) to change the wording in articles 30 and 31 from Chapter VII from the Bylaws; and (iv) change the numbering of the Bylaws’ articles facing the introduced changes.

According to the provisions of CVM Instructions # 165, dated December 11, 1991, as amended by CVM Instruction # 282, dated June 26, 1998, it is necessary at least 5% of the voting capital of the Company to require the implementation of multiple voting.

The Shareholders whose shares are under custody must present the documents described in item II of article 126 of Law Nº 6,404/76. The Shareholders who will be represented by an attorney-in-fact must comply with the provisions of paragraph 1 of article 126 of Law # 6,404/76. and must have deposited, at the Company’s headquarters, the mandate instruments with special powers to represent in the general meetings to which refers the current call notice with 03 (three) working days prior to the meeting date.

It is available to the shareholders, starting from this date, in the Company’s headquarters, the Bylaws remodeling proposal and the Prada acquisition proposal, followed by the respective evaluation report prepared by Banco Pactual S.A., which are subject to deliberation in the Extraordinary General Meeting. It is informed that, in the terms of paragraph 6 of article 124 of law #6,404/76, these documents were sent, in the current date, to São Paulo Stock Exchange – Bovespa.

Rio de Janeiro, April 13, 2006.

Benjamin Steinbruch
Chairman of the Board of Directors

To the Shareholders of

Companhia Siderúrgica Nacional

     The management of Companhia Siderúrgica Nacional (“Company”) presents to approval of the Shareholders proposal for the acquisition of the control of Companhia Metalúrgica Prada (“Prada”), as per described below, since it considers that this is a strategic acquisition for the interests of the Company, considering the importance of the tin plates in our portfolio of products, the relevant role of Prada in the Brazilian market of steel packages, the economic situation of Prada, which does not have capacity to face its debts and the obligation of the Company before its shareholders of preserving its profitability and its credits.

     The proposal is for the capitalization of the totality of the credits held by the Company against Prada, in the amount on this date of R$ 175,087,416.96, and the acquisition of the totality of the shares of Prada owned by its current controlling shareholder, for a symbolic value of R$1.00, with the consequent assumption of the effective management of Prada and all of its assets and liabilities, registered in the Financial Statements as of February 28, 2006 in the negative equity of R$ (67,927,954.87), authorizing, therefore, the Officers to negotiate agreements, execute documents and take all measures to effect the proposal above mentioned, being the conclusion of the transaction subject to the confirmation of the assets and liabilities set forth in the Financial Statement as of December 31, 2005 by means of a "due diligence" review by the auditors and lawyers of the Company.

Rio de Janeiro, April 12, 2006.

BENJAMIN STEINBRUCH
President of the Board of Directors.

April 12, 2006.

KISKIDEE INVESTMENTS LIMITED LLC
Mr. Gabriel Garcia and Mr. Gerardo Duthilleul, Managers.
1925, Lovering Avenue.
Wilmington, New Castle, Delaware.
19810, USA.

Re: Acquisition of Companhia Metalúrgica Prada.

Gentlemen:

This letter sets forth the agreement in principle of COMPANHIA SIDERÚRGICA NACIONAL, or its designee (the "Purchaser") and KISKIDEE INVESTMENTS LIMITED LLC ("Selling Stockholder"), the controlling stockholder of Companhia Metalúrgica Prada (the "Company"), to enter into a definitive agreement (the "Agreement") whereby the Purchaser will acquire from the Selling Stockholder (i) its preemptive rights related to any future equity placements made by the Company from this date on and (ii) all of the outstanding shares of the Company currently owned by the Selling Stockholder (common and preferred shares).

Purchase Price.

4.233 outstanding common shares and 1000 outstanding preferred shares issued by the Company are owned solely by the Selling Stockholder, who will receive from the Purchaser an aggregate purchase price of R$1.00 (the "Purchase Price"). Except for approximately 30 outstanding common shares owned by minority shareholders and 87 common shares owned by the Company as treasury stock, there are no other classes of shares, options, warrants or other securities of the Company currently outstanding.

The Purchase Price is also related to the price the Purchaser pays for the granting by the Selling Stockholder of its preemptive rights related to any future equity placements made by the Company from this date on.

The Purchase Price shall be paid by the Purchaser to the Selling Stockholder on the closing date, as shall be defined in the Agreement, in cash.

Schedule.

The Purchaser and the Selling Stockholder shall immediately commence negotiations with a view towards executing and delivering the Agreement on or prior to May 10, 2006 (such date, or such later date as the parties agree to in writing, the "Termination Date").

The Purchaser and the Selling Stockholder will commence preparation of, and use their reasonable efforts to file with the “Conselho Administrativo de Defesa Econômica (CADE)” at the Brazilian Federal Department of Justice, such documents as may be necessary to comply with the Brazilian Antitrust Act (Lei n. 8.884/94), as promptly as practicable but at the maximum term of 15 business days of the execution of this letter of intent, as determined by the Law.

Following the approval of the shareholders of the Purchaser regarding the acquisition determined herein, the Selling Stockholder shall hold a general shareholders' meeting of the Company to approve the capitalization of credits currently held by the Purchaser against the Company, in an amount to be determined between Purchaser and Selling Stockholder.

The Agreement.

The Agreement to be negotiated, executed and delivered by the Purchaser and the Selling Stockholder shall contain the terms and conditions provided herein and also representations, warranties, covenants, conditions precedent and indemnities of the Selling Stockholder and Purchaser as are usual and customary in an acquisition of this kind.

The execution and delivery of the Agreement by the Purchaser shall be subject to the following:

  obtaining the approval of the shareholders of the Purchaser; and
  satisfactory conclusion of due diligence review of the Company by Purchaser.

The conditions precedent in the Agreement shall include without limitation:

  the obtaining of all required authorizations, consents and approvals; and
  the absence of litigation enjoining or threatening to enjoin the acquisition.

Purchaser agrees to include in the Agreement language to the effect that Purchaser shall hold the Selling Stockholder harmless from any liabilities of the Company, no matter what the nature of such liability may be, with the exception of liabilities arising from (i) unlawful acts (atos ilícitos, within the meaning of articles 186 to 188 of the Brazilian Civil Code) of, and/or (ii) a breach of any of the fiduciary duties set forth in artciles 153 to 158 of Law 6.404/76 (as amended) by, the Selling Stockholder or any officer/director of the Company appointed by the Selling Stockholder (so long as such officer/director was not appointed or kept in office by the Purchaser after the date of the effective transfer of the shares of the Company held by the Selling Stockholder to the Purchaser).

Access to the Company; Operation in Ordinary Course. Prior to closing, the Selling Stockholder shall cause representatives of the Purchaser to have full access to the management, records and facilities of the Company during normal business hours. The Company shall operate only in the ordinary course, and shall not, without the consent of the Purchaser, issue dividends or distributions of any kind, or additional equity securities, including shares, options, warrants, convertible securities or other equity securities, increase or decrease its current level of employees except in the ordinary course of business or amend or otherwise increase employee benefits or compensation, incur material capital expenditures, incur or maintain funded indebtedness in excess of R$ 100,000.00 or enter into long-term contracts.

Public Announcements/Non-Disclosure. Neither of the parties hereto shall, directly or indirectly, make any public announcement with respect to the transaction contemplated hereby without the prior written consent of the other party, which shall not be unreasonably withheld, with exception to the disclosure in connection with the transaction to be made by the Purchaser to its shareholders in accordance with the applicable legislation; provided, however, that either of the parties hereto may at any time make any announcements which are agreed to in writing by both parties or required by applicable law so long as the party so required by law to make an announcement promptly upon learning of such requirement notifies the other party of such requirement and discusses with the other party in good faith the exact wording of any such announcement.

Expenses. Each of the parties hereto shall bear its own costs and expenses related to the acquisition, including without limitation, fees and expenses of legal counsel, accountants or other representatives or services used, hired or connected with the acquisition ("Acquisition Expenses"), whether or not the transaction contemplated herein occurs. The Purchaser shall also bear and be responsible for any Acquisition Expenses that may have been incurred by the Company. No broker, finder or investment banker has been retained, dealt with or consulted in connection with the transactions contemplated by this letter of intent, and no other broker, finder or investment banker is entitled to any commission or finder's fee in connection with the proposed transactions.

Cooperation. The parties shall cooperate with each other in order to effect the transactions contemplated by this letter of intent as promptly as practicable.

Termination. In the event that the Agreement have not been executed and delivered on or prior to the Termination Date, this letter of intent and the agreements set forth herein shall terminate and the parties hereto shall be released from all obligations with respect to the subject matter hereof, except that the Purchaser's and the Selling Stockholder's agreements related to Public Announcements/Non-Disclosure, Expenses and No Other Discussions shall survive such termination.

No Other Discussions. From and after the date hereof and until the Termination Date, the Selling Stockholder shall not, and shall cause the Company and its officers, directors, employees, representatives or agents not to, directly or indirectly, encourage, solicit, continue or initiate discussions or negotiations with, provide any information to, or enter into any agreement with, any corporation, partnership, person or other entity or group concerning any acquisition, merger, consolidation, sale of assets or securities, liquidation, dissolution or similar transaction involving the Company.

Non-binding Nature. This letter is not intended to be a binding agreement, except for the provisions under the title Public Announcements/Non-Disclosure, Expenses and No Other Discussions. This letter of intent is merely an expression of mutual current intent to proceed with the drafting and negotiating of the Agreement in accordance with the terms and principles stated herein and shall not constitute an agreement to enter into the Agreement or to consummate the transactions described herein. No party to this letter of intent shall be under any legal obligation to enter into or complete the transactions contemplated herein unless and until the Agreement has been signed. Accordingly, each party is free to abandon negotiations regarding the transaction contemplated by this letter of intent at any time, for any reason or for no reason, by notice to the other party in writing and the decision by the party so to abandon discussions shall not be subject to legal challenge by the other party hereto on "good faith" or any other grounds.

Counterparts. This letter of intent may be executed in 2 counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

Governing Law. This letter of intent shall be governed and construed by the internal laws of Brazil, without reference to its conflict of laws rules.

Arbitration. All disputes arising from this letter of intent will be definitely resolved by means of arbitration under the terms of the Rules of the International Chamber of Commerce - ICC. The arbitration court will be based in the City of Paris, France, and the English language will be the official language for all of the arbitration panel’s acts.

If the foregoing accurately reflects your present intent, please execute the foregoing and the enclosed executed copy hereof and return to the Purchaser a fully executed original.

COMPANHIA SIDERÚRGICA NACIONAL

By __________________________________________

__________________________________________

Agreed to this day of April, 2006,
by KISKIDEE INVESTMENTS LIMITED LLC.

By __________________________________________

__________________________________________

Sharholders of
Companhia Siderúrgica Nacional

       The Management of Companhia Siderúrgica Nacional submits to shareholders’ deliberation the proposal of change in Bylaws aiming at (i) change the number of members of Board of Directors and Executive Board; (ii) change the wording of articles 17 and 21 of Chapter IV of Bylaws; (iii) change the wording of the articles 30 and 31 of Chapter VII of Bylaws; and (iv) change the numbering of articles of Bylaws facing the introduced changes.

Attached please find the Bylaws Change Proposal.

BENJAMIN STEINBRUCH
Chairman of the Board of Directors

PROPOSAL FOR CHANGE IN BYLAWS
COMPANHIA SIDERÚRGICA NACIONAL

1- Article 13 – The number of Board Members was changed from 9 to 11:

CURRENT WORDING	PROPOSED WORDING

Art. 13 - The Board of Directors is composed of 7 (seven) to 9 (nine) members, shareholders, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman.

Art. 13 - The Board of Directors is composed of 7 (seven) to 11 (nine) members, shareholders, elected by resolution of the General Meeting, with a term of office of 1 (one) year, reelection being allowed. One member shall be the Chairman and another the Vice-Chairman.

2- Article 20 – The minimum number of executive officers from 3 to 2 members and the maximum from 6 to 9 members.

CURRENT WORDING	PROPOSED WORDING

Art. 20 - The Company shall have an Executive Committee composed of 3 (three)to 6 (six)Executive Officers, at the discretion of the Board of Directors, one of them to be the Chief Executive Officer and the others Executive Officers without specific title, each having an area of activity determined by the Board of Directors.

Art. 20 - The Company shall have an Executive Committee composed of 2 (two) to 9 (nine)Executive Officers, at the discretion of the Board of Directors, one of them to be the Chief Executive Officer and the others Executive Officers without specific title, each having an area of activity determined by the Board of Directors.

3- Article 17 – The subparagraph VIII was excluded from Art. 17 and included in the new wording of Art. 31. Also, subparagraphs XVIII, XIX, XXII, XXXIV and XXXV of this Art. 17, and these statements substituted by new subparagraphs XVII and XXXVI proposed and, consequently, with the resulting change in the numbering of the subparagraphs of this article.

CURRENT WORDING	PROPOSED WORDING

Art. 17 –
VIII - with due regard for the provisions of law and after hearing the Fiscal Committee, if constituted, to declare interim dividends during the fiscal year and up to the Annual General Meeting, including by way of partial or full advance payment of the compulsory minimum dividend (Art. 31), to the account of: (a) profits ascertained under a six-monthly balance sheet, or: (b) accumulated profits or profit reserves existing under the latest annual or six-monthly balance sheet;

XVIII - to establish criteria as to amounts or limit for expenditure for acts by each of the Executive Officers, independently of prior authorization by the Board of Directors;

XIX - to approve the rules for disposal of fixed assets for the constitution of in rem and other guarantees and assumption of obligations by the Company;

XXII - to resolve on the acquisition and disposal of real property in any way;

XXXIV - to comment in advance on the execution of distribution, sale, export, technology transfer, trademark license, patent exploitation, concession of use or lease agreements by the Company or by its controlled or associated companies and by associations and foundations in which the Company participates;

XXXV - to decide on the direct or indirect disposal of corporate holdings of the Company, its controlled or associated companies, associations and foundations in which the Company participates;

Art. 17 –
XVII – determine the autonomy of Executive Board to undertake the following actions, independently from Board of Directors’ approval:

a) Acquisition, sale and encumbrance of any permanent asset;

b) Set any legal business agreements by the Company, including loans and financing, including agreements with subsidiaries, directly or indirectly controlled by the Company;

c) Constitute any type of guarantee or encumbrance of any asset not included as Company’s permanent assets, including benefiting or favoring third parties;

XXXIX – deliberate about any issue above the beyond the autonomy given to Executive Board, in accordance with the stated in this Article 17.

4- Article 21 – Changed to reflect the wording proposed for Art. 17.

CURRENT WORDING	PROPOSED WORDING

Art. 21 - With due regard for the guidelines and resolutions of the Board of Directors and General Meeting, the Executive Committee shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the objects of the Company, including those entailing disposal or acquisition of real property, constitution of in rem guarantees, guarantees to third-party obligations, waiver of rights, with due regard for the provisions of Art. 17 hereof.

Art. 21 – With due regard for the guidelines and resolutions of the Board of Directors and General Meeting, the Executive Committee shall have authority to administer and manage the business of the Company, with powers to perform all acts and carry out all transactions related to the objects of the Company, with due regard for the limitations defined by the Board of the Directors (Art. 17, subparagraph XVII) and other provisions hereof in this Bylaws.

5- Articles 30 and 31 – new wording for articles 30 and 31, with resulting change in numbering of current Art. 32 and 33.

CURRENT WORDING	PROPOSED WORDING

Art. 30 - The fiscal year shall end on December 31 of each year, when the Financial Statements shall be drawn up.

Paragraph 1 - The accumulated losses and provision for income taxes will be deducted from the result of the year, prior to any participation.

Paragraph 2 - The allocation of the ascertained net income for the year shall be approved by the Annual General Meeting, with due regard for the provisions of law.

Paragraph 3 - The Company may prepare balance sheets six-monthly, quarterly or at shorter periods of time, with due regard for the provisions of law, and the Board of Directors may resolve on six-monthly or interim dividends, including as a full or partial advance on the compulsory dividend for the fiscal year in course (Art. 17, VII).

Paragraph 4 - The act of the Board of Directors resolving on advance payment of a compulsory dividend shall establish whether said payments shall be offset, updated for inflation, against the amount of the compulsory dividend for the fiscal year, and, in case said offsetting is provided for, the Annual General Meeting shall determine payment of the compulsory balance, if any, as well as the return of the amount paid in advance to the original account.

Art. 31 - Dividend distribution shall not be less than 25% (twenty-five percent) of the ascertained net income, pursuant to art. 202 of Law 6404 of 1976.

Art. 30 - The fiscal year shall end on December 31 of each year, when the Financial Statements shall be elaborated which, after the Board of directors manifestation, will be submitted to the General Meeting, along with the year income destination.

Paragraph 1 - The accumulated losses and provision for income taxes will be deducted from the result of the year, prior to any participation and the social contribution will be deducted from the net income.

Paragraph 2 - The year income will track the following destination, obligatorily:

I – 5% (five per cent) to legal reserve fund, until it reaches 20% (twenty per cent) from the subscribed capital;

II – mandatory dividend payment (Article 33);

III – the remaining income will have its destination deliberated in General Meeting, following the legal prescriptions.

Art. 31 – It concerns to the Board of directors:

I – to determine the balance sheets six-monthly, quarterly or shorter periods of time, with due regard for the provisions of law;

II – to approve the distribution of any additional, intermediate or interim dividends, including as a full or partial advance on the compulsory dividend for the fiscal year in course, regarding the legal provisions;

III – to declare dividends to income account from the fiscal year refined in six-month balance sheets, accumulated income or existent income reserve in the last annual or six-month balance sheet;

IV – to pay interest on own capital including the paid interest amount or credited to the value of the compulsory dividend (Art. 33), in the terms of article 9, §7, law #9,249, from December 26, 1995.

Art. 32 – The Board of Directors’ decision deliberating on the anticipated payment of mandatory dividends in the fiscal year will state if these payments will be compensated, adjusted for monetary changes, with the mandatory dividend of the fiscal year and, if expected this compensation, the General Shareholders’ Meeting will determine the payment of mandatory balance, as well as the reversion of the anticipated payment to the original account.

Art. 33 – The Company will pay as dividend, in each fiscal year, the minimum of 25% (twenty five percent) of net income in the year, pursuant to article 202, Law 6404 of December 15, 1976.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 12, 2006

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer and Acting Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.